SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Commission File Number - CIK# 0000782879

As at November 29, 2002

CONTINENTAL MINERALS CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada    V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X....           Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer, and Secretary

Date:  November 29, 2002

* Print the name and title of the signing officer under his signature.

CONTINENTAL MINERALS CORPORATION

(formerly MISTY MOUNTAIN GOLD LIMITED)

CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2002

(Expressed in Canadian Dollars)

(Unaudited)

CONTINENTAL MINERALS CORPORATION (formerly MISTY MOUNTAIN GOLD LIMITED) Consolidated Balance Sheets (Expressed in Canadian Dollars) (Unaudited)

	September 30, 2002	December 31, 2001
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents	$ 185,718	$ 164,824
Amounts receivable	7,881	4,918
Prepaid expenses (note 7)	80,135	114,225

	273,734	283,967

Investments and reclamation deposits (note 3)	1	1

	$ 273,735	$ 283,968

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 17,996	$ 38,088

Share capital (note 5)	(256,596)	7,024,819
Contributed surplus	342,309	342,309
Special warrants	350,000	350,000
Deficit	(179,974)	(7,471,248)

Shareholders' equity (note 6)	255,739	245,880

Continuing operations (note 1)
Redeemable preferred shares (notes 3 and 6(e))
Subsequent event (note 6(f))
	$ 273,735	$ 283,968

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

CONTINENTAL MINERALS CORPORATION (formerly MISTY MOUNTAIN GOLD LIMITED) Consolidated Statements of Operations (Expressed in Canadian Dollars) (Unaudited )

	Three months ended September 30		Nine months ended September 30

	2002	2001	2002	2001

Expenses (Income)
Corporation capital tax	$ -	$ -	$ 12,426	$ -
Interest income	(636)	-	(1,629)	-
Legal, accounting and audit	23,032	36,271	38,077	92,374
Salaries, office and administration	13,847	68,400	67,392	228,651
Shareholder communications	10,377	(11,727)	17,938	49,410
Trust and filing	5,949	2,579	45,770	29,951

	52,569	95,523	179,974	400,386

Loss for the period	$ 52,569	$ 95,523	$ 179,974	$ 400,386

Loss per share	(0.00)	(0.01)	(0.01)	(0.03)

Weighted average number of shares outstanding	20,376,153	12,483,916	18,291,446	12,483,916

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited )

			Nine months ended September 30,

			2002	2001

Deficit, beginning of period			$ (7,471,248)	$ (6,755,455)
Deficit adjusted to paid up capital (note 6(a))			7,471,248	-
Loss for the period			(179,974)	(400,386)

Deficit, end of period (note 6)			$ (179,974)	$ (7,155,841)

See accompanying notes to consolidated financial statements

CONTINENTAL MINERALS CORPORATION (formerly MISTY MOUNTAIN GOLD LIMITED) Consolidated Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

	Three months ended September 30,		Nine months ended September 30,

	2002	2001	2002	2001

Cash provided by (used for) :

Operating activities
Loss for the period	$ (52,569)	$ (95,523)	$ (179,974)	$ (400,386)
Changes in non-cash operating working capital
Amounts receivable	(3,280)	6,774	111,262	(1,140)
Accounts payable and accrued liabilities	(20,626)	83,405	(20,092)	416,264
Prepaid expenses	27,045	8,916	(80,135)	20,176

	(49,430)	3,572	(168,939)	34,914

Investing activities
Exploration costs	-	(3,572)	-	(34,914)

Financing activities
Issuance of common shares for cash, net of issue costs	189,833	-	189,833	-

Increase in cash and equivalents	140,403	-	20,894	-
Cash and equivalents, beginning of period	45,315	-	164,824	-

Cash and equivalents, end of period	$ 185,718	$ -	$ 185,718	$ -

See accompanying notes to consolidated financial statements

CONTINENTAL MINERALS CORPORATION
(FORMERLY MISTY MOUNTAIN GOLD LIMITED)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2002
(Expressed in Canadian Dollars, unless otherwise stated)

1.         Continuing operations

Continental Minerals Corporation (the "Company") is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties.  In October 2001, the common shareholders approved a reorganization of share capital (note 9b), and a name change from Misty Mountain Gold Limited.  These financial statements give retroactive effect to these events.

During the year ended December 31, 2001, the Company completed an arrangement agreement (the "Arrangement") whereby the Company transferred its principal mineral property interest, the Harmony Gold Property, to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of Taseko Mines Limited ("Taseko"), a company with certain directors in common (note 9) in exchange for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar.  In addition, as part of the Arrangement, the Company acquired an option to earn a 100% interest in certain British Columbia mineral claims, called the Westgarde Property.  This option was subsequently terminated by the Company (note 5).  Accordingly, as of the balance sheet date, the Company did not hold any mineral property interests, other than its indirect mineral property interest through its preferred share investment in Gibraltar.  The continuing operation of the Company is dependent on the Company acquiring a mineral property interest, raising sufficient funds to finance its exploration activities, identifying a commercial ore body, developing such mineral property interest, and upon the future profitable production or proceeds from the disposition of the mineral property interest.

These financial statements are prepared on the basis that the Company will continue as a going concern.  The Company has incurred losses since inception and the ability of the Company to continue as a going concern is dependent upon its ability to develop profitable operations and to continue to raise adequate financing through equity markets.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet.

2.         Significant accounting policies

(a)        Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(b)        Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(c)        Investments and reclamation deposits

Investments are carried at the lower of cost, less provisions for impairment in value, and quoted market value.  Reclamation deposits are recorded at cost.

(d)        Land and equipment

Land is recorded at cost.  Equipment is recorded at cost less accumulated depreciation.  Equipment is depreciated over its estimated useful life using the declining balance method at annual rates ranging from 20% to 30%.

(e)        Mineral property interests

Exploration expenses incurred prior to the determination of the feasibility of mining operations and periodic option payments are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred.  Administrative expenditures are expensed in the period incurred.

Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period they are incurred or until a feasibility study has determined that the property is capable of commercial production.

(f)        Share capital

The Company records share capital based on proceeds from share issuances net of issue costs.  Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the agreement.

The proceeds from common shares issued pursuant to flow-through share financing agreements for Canadian exploration expenditures are credited to share capital as the tax benefits of these exploration expenditures are transferred to the purchaser of the flow-through shares.

(g)        Loss per share

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period, after restating the weighted average common shares for prior periods to give effect for the share reorganization (note 6(a)).  For all periods presented, loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price of the period.  This policy was adopted in the year ended December 31, 2001 and has been applied retroactively.  There was no impact from the retroactive application on diluted loss per share as the effect of outstanding options and warrants would be anti-dilutive.

(h)        Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments and mineral property interests.  Actual results could differ from those estimates.

(i)         Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

The fair value of the Company's investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company, is not practicably determinable due to the nature of the amounts and the absence of a quoted market for such instruments.

(j)     Segment disclosures

The Company currently operates in a single segment:  the acquisition, exploration and development of mineral properties in Canada.

(k)   Share purchase option plan

The Company has a share purchase option plan, which is described in note 6(d).  No compensation expense is recognized for this plan when share purchase options are granted.  Any consideration paid on exercise of share purchase options is credited to share capital.

(l)         Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards.  Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(m)       Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform with the presentation adopted in the current period.

3.         Investments and reclamation deposits

	September 30, 2002	December 31, 2001

Investment in Gibraltar preferred shares (note 3a)	$ 26,764,784	$ 26,764,784
Redeemable preferred shares of the Company (note 6(e))	(26,764,784)	(26,764,784)
Net smelter returns royalty investment (note 3b)	1	1

Investments and reclamation deposits	$ 1	$ 1

(a)        Investment in Gibraltar preferred shares

Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar.  As the Arrangement was between companies with certain common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

Mineral property interests	$ 28,811,296
Land and equipment	8,488
Reclamation deposit	175,000
Cash consideration	(2,230,000)

Value attributable to Gibraltar preferred shares	$ 26,764,784

The Gibraltar preferred shares issued pursuant to the Arrangement (note 9) are redeemable, non-dividend paying, preferred shares, which are non-voting, except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million.  They also vote as a class pursuant to the provisions of the British Columbia Corporations Act in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

Gibraltar is obliged to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (a "HP Realization Event").  The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property, which operates at 75% of rated capacity for any 20 days in 30 consecutive days.  On the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event.  The conversion rates of the Taseko Share price for purposes of an obligatory redemption based on an HP Realization Event occurring by the noted dates and are as follows:

a)         if after July 21, 2001, $3.64,

b)         if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21st.  If there is no HP Realization Event within ten years, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

The initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events.  The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar's interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million.  The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and as well in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction.  In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million.  Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to a HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds on the Harmony Gold Property.  Gibraltar may not alter the rights of these shares without the consent of the holders.

(b)        Net smelter returns royalty investment

Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd., a company with certain directors in common at the time, in exchange for common shares of El Misti Gold Ltd., which were sold in 1997, for proceeds of $544,077, pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty ("NSR"), to a maximum of $2 million, from revenues earned from the properties. This NSR investment was assigned a nominal  value of $1.

(c)        Reclamation deposits

Pursuant to British Columbia provincial mineral exploration requirements, cash deposits of $175,000 were made to secure future reclamation activities on the Harmony Gold Property.  These reclamation deposits were transferred to Gibraltar on October 16, 2001, pursuant to the Arrangement (note 9).

4.         Land and equipment

The net book value of site equipment associated with the Harmony Project at December 31, 2000 was $41,280.  During the year ended December 31, 2001, the Company transferred the land and equipment to Gibraltar Mines Ltd. as part of the Arrangement (note 9).

5.         Mineral property interests

Harmony Gold Property

The Company owned a 100% interest in the Harmony Gold Property, located in the Skeena Mining Division on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia.

In June 1999, the Company agreed to sell to Taseko, a 5% net profits royalty on the Harmony Gold Property for $600,000.  In addition, the Company granted to Taseko for $1 an exclusive farmout right to earn up to a 10% working interest in the Harmony Gold Property, by expending $600,000 for each 1% working interest prior to January 1, 2001.  This option expired unexercised on January 1, 2001.

On October 16, 2001, the Company completed the sale of the Harmony Gold Property and related assets to Gibraltar, a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar and $2.23 million cash (note 9).  The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be convertible into common shares of Taseko Mines Limited upon a realization event such as a sale to a third party or commercial production at the Harmony Gold Property (note 3).

Prosperity Property

In February 1999, Taseko and its subsidiary, Concentrated Exploration Ltd., granted to North Island Exploration Limited Partnership ("Partnership") an exclusive farmout right to earn up to a 9% working interest in the Prosperity Property ("Prosperity") through a program of exploration expenditures.  Prosperity is a gold-copper property located in the Clinton Mining Division, British Columbia, Canada.  The Partnership spent $600,000 on Prosperity during 1999, earning a 1% working interest in Prosperity.  The Company then acquired 600 units of the Partnership at $1,000 each.

On October 16, 2001, the Company exchanged its 1% working interest in the Prosperity Property for Taseko's 5% net profits interest in the Harmony Project, both valued at $600,000, giving the Company 100% ownership of the Harmony Project prior to the Arrangement (note 9).

Westgarde Property

Under the Arrangement (note 9), the Company acquired from an affiliate of Gibraltar, an option to purchase a porphyry copper prospect known as the Westgarde Property located at Chisholm Lake, 60 kilometres southwest of Houston, British Columbia, for $230,000.  During fiscal 2001, the Company entered into an earn-in agreement with Doublestar Resources Ltd. ("Doublestar").  Under the agreement, Doublestar was given the option to conduct 3,000 metres of diamond drilling to earn a 50 per cent interest in the Westgarde Property.  Subsequent to entering into the earn-in agreement, Doublestar conducted drilling and thereafter terminated its earn-in agreement.  The Company also decided not to proceed with exploration on the property, and terminated its option agreement.  Accordingly, acquisition and exploration costs related to the Westgarde Property totalling $249,353 were written off during the year ended December 31, 2001.

6.         Shareholders' equity

	September 30, 2002	December 31, 2001

Share capital (note 6(b))	$ 7,374,819	$ 7,024,819
Contributed surplus (note 9(c))	--	342,309
Special warrants (note 6(c))	--	350,000
Adjustments to paid up capital (note 6(a))	(7,471,248)	--
Reduce contributed surplus	342,309	--
Private placement at $0.60, net of issue costs (note 6(b))	189,833	--

Share capital (note 6(a))	435,713	7,717,128
Deficit	(179,974)	(7,471,248)

Shareholders' equity	$ 255,739	$ 245,880

(a)        Authorized share capital

At the annual and extraordinary general meeting of shareholders of Continental Minerals Corporation on June 28, 2002, it was resolved as a special resolution that the paid up capital of Continental's common shares be reduced by $7,471,248, which represents the accumulated deficit of Continental at December 31, 2001, and a consequential reduction of contributed surplus of up to $342,309.

At  September 30, 2002, the Company's authorized share capital consists of:

(a)        100,000,000 common shares without par value; and

(b)        12,483,916 non-voting, redeemable preferred shares without par value.

During the year ended December 31, 2001, the Company reorganized its authorized share capital by creating 12,483,916 non-voting, redeemable preferred shares (note 9(b)).

Pursuant to the Arrangement (note 9) and the redeemable preferred share provisions, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable shares, pay any dividends, other than stock dividends, redeem, purchase, or make any capital distribution in respect of common shares.  In addition, the redeemable preferred shares shall be entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company.  This preference is limited to the Company's obligation to distribute to the holders of the redeemable preferred shares, the Gibraltar preferred shares (less a reserve for taxes related to the distribution), after which the holders of redeemable preferred shares shall not be entitled to share in any further distribution of the Company's assets.  In addition, the Company may not dispose of its Gibraltar preferred shares.

(b)        Issued and outstanding common share capital

	Shares	Amount

Balance, December 31, 2000	1,248,391	$ 32,239,603
Reduction of book value assigned to preferred shares (note 9)	--	(26,764,784)
Shares issued for debt settlement at $0.10 (note 9(c))	15,500,000	1,550,000

Balance, December 31, 2001	16,748,391	7,024,819
Conversion of special warrants	3,500,000	350,000
Reduction of paid up capital (note 6(a))	--	(7,128,939)
Private placement at $0.60, net of issue costs	45,710	189,833

Balance, September 30, 2002	20,594,101	$ 435,713

On August 27, 2002, the Company received regulatory approval and completed a $207,426 private placement of 345,710 units at a price of $0.60 per unit.  Each unit is comprised of one common share and one common share purchase warrant exercisable at $0.65 until December 27, 2003.  The warrants are subject to a regulatory four month hold period and thereafter an accelerated expiry of 45 days if the closing price of the Company's shares as traded on the TSX Venture Exchange is at least $0.98 for ten consecutive trading days.

(c)        Special warrants

On October 16, 2001, the Company issued 3.5 million special warrants for proceeds of $350,000.  Of the special warrants issued, two million were exercisable on the earlier of the Company filing an annual information form or October 16, 2002, to acquire, without payment of additional consideration, one unit of the Company, each unit comprising one flow-through common share and one non-transferable common share purchase warrant.  Of the remaining 1.5 million special warrants issued, each special warrant was exercisable on the earlier of the Company filing an annual information form or October 16, 2002, to acquire, without payment of additional consideration, one unit of the Company, each unit comprising one non-flow-through common share and one non-transferable common share purchase warrant.  All special warrants were converted on June 3, 2002 into 3.5 million common shares and 3.5 million common share purchase warrants exercisable at $0.10 per warrant, expiring June 5, 2005.  Subsequent to December 31, 2001, the Company and the subscribers jointly agreed, with the acceptance by the Canada Customs and Revenue Agency, to waive the flow-through element of the common shares.

(d)        Share purchase options

The Company has a share purchase option plan approved by the shareholders at the June 28, 2002 annual general meeting that allows it to grant up to 3,349,000 options to its employees, officers, directors and non-employees, subject to regulatory terms and approval.  The exercise price of each option can be set equal to or greater than the closing market price, less allowable discounts, of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death.  In the case of retirement, they terminate 30 to 90 days, at management's discretion, following retirement.  In the case of death, they terminate at the earlier of 1 year after the date of death or the expiry date of the options.  Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

The continuity schedule of share purchase options is as follows:

	2002		2001		2000

	Number of shares	Weighted Average Price	Number of shares	Weighted Average Price	Number of shares	Weighted Average Price

Opening balance	--	$ --	228,000	$ 0.79	1,436,000	$ 0.88
Granted during the year	--	--	--	--	38,000	0.30
Expired/cancelled during the year	--	--	(228,000)	0.79	(1,246,000)	0.89

Closing balance	--	$ --	--	$ --	228,000	$ 0.79

Contractual remaining life (years)		--		--		0.79

Range of exercise prices		$ --		$ --		$ 0.30 - $0.90

(e)        Redeemable preferred shares

The 12,483,916 redeemable preferred shares were issued to common shareholders pursuant to the Arrangement (note 9).  The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of a HP Realization Event, at which time Gibraltar becomes obliged to redeem the Gibraltar preferred shares for Taseko Shares (note 3).  The Company will redeem the shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, prorata to holders of the redeemable preferred shares.  After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company desires to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares.  As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset.  Accordingly, a nil amount is reported on the balance sheet of the Company.

(f)         Escrowed shares

All of the 15.5 million escrowed shares issued on settlement of amounts payable to Hunter Dickinson Inc. (note 9(c)) were issued pursuant to the terms of a TSX Venture Exchange approved escrow agreement and, consequently, will be released over a period of three years from the close of the plan of arrangement.  On October 16, 2001, 1.55 million shares were released and on April 16, 2002, a further 2,325,000 shares were released.  Subsequent to quarter end on October 16, 2002, 2,325,000 shares were released while the remaining shares are scheduled to be released over the period ending on October 16, 2004.

7.         Related party transactions

Reimbursement for third party expenses and services rendered by:	Three months ended September 30,		Nine months ended September 30,

	2002	2001	2002	2001

Hunter Dickinson Inc. (a)	$ 17,934	$ 51,477	$ 63,986	$ 142,887
Hunter Dickinson Group Inc. (a)	$ 300	$ -	$ 1,200	$ -

Prepaid expenses	September 30, 2002	December 31, 2001

Hunter Dickinson Inc. (b)	$ 78,302	$ 114,255
Other	1,833	-

Total prepaid expenses	$ 80,135	$ 114,255

(a)        Hunter Dickinson Inc. and Hunter Dickinson Group Inc. are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

(b)        Related balances receivable or payable, which are non-interest bearing and due on demand, are included in prepaid expenses or accounts payable and accrued liabilities.

8.         Income taxes

          Substantially all of the differences between the actual income tax expense (recovery) of nil and the expected income tax recovery based on British Columbia statutory rates relate to the benefit of losses not recognized.

	2001	2000

Future income tax assets
Investment in Gibraltar preferred shares	$ 6,413,000	$ --
Canadian resource pools	--	19,400,000
Loss carry forwards	--	1,100,000
Other tax pools	--	300,000

	6,413,000	20,800,000
Valuation allowance	(6,413,000)	(20,800,000)

Net future income tax asset (liability)	$ --	$ --

At December 31, 2001, the Company had nominal available losses for income tax purposes (2000 - $2.4 million).  The Company is currently determining the residual tax pools available in Canada, (2000 - $72.8 million) as substantially all the Company's tax pools were transferred as a result of the Arrangement (note 9).

9.         Arrangement agreement

On October 16, 2001, the Company completed an arrangement agreement dated February 22, 2001 with Taseko and its subsidiary Gibraltar, which are British Columbia companies with certain common management and directors.  The Company received shareholder approval at an Extraordinary/Annual General Meeting on March 29, 2001, the final court order from the British Columbia Supreme Court at a hearing held on April 3, 2001, and regulatory permission from the Canadian Venture Exchange in October 2001 that the transaction may proceed.  Under the terms of the arrangement agreement:

(a)        The Company's Harmony Gold Property was transferred to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting, redeemable preferred shares in the capital of Gibraltar which are redeemable on certain terms into common shares of Taseko (note 3);

(b)        The Company's share capital was reorganized so that each common shareholder of record as of October 16, 2001 received in exchange for each ten common shares held, one new common share plus ten non-voting, redeemable preferred shares of the Company;

(c)        The Company settled amounts payable due to Hunter Dickinson Inc., a related company, in the amount of $1,892,309 for 15.5 million escrowed common shares booked at $1,550,000, a majority of which have been optioned to, and will be under the control of, the directors of the Company.  As the value of the shares issued was less than the amount of debt settled, the excess of $342,309 was recorded as contributed surplus.  The associated book value of these shares at December 31, 2001 was $188,219;

(d)        Gibraltar transferred to the Company, for $230,000, its option to acquire the Westgarde Prospect (note 5);

(e)        The Company received $350,000 in consideration of a special warrant financing issuance of 3.5 million units (note 6(c)); and

(f)        Taseko exchanged its 5% net profits interest in the Harmony Gold Property, valued at $600,000, for a 1% working interest in Taseko's Prosperity Project held by the Company, also valued at $600,000.